EXHIBIT 4.19

CAPITAL CONTRIBUTION AGREEMENT

In accordance with the Company Law of the People's Republic of China and other relevant laws and regulations, Jilin Jinong High Technology Development Joint Stock Limited Company, Beijing Origin Seed Joint Stock Limited Company, Mr. Chen Wanzhong, Mr. Cai Zhuo, Mr. Cheng Shouzhi, Mr. Sheng Jidan, Ms. Li Yueying and Mr. Xu Guoan, through friendly consultation, unanimously agree to invest in establishing a limited liability company (hereinafter referred to as “the Company” or “the New Company”), and hereby enter into this Agreement, which shall be complied by each party hereto.

Article I Contributors

Party A: Jilin Jinong High Technology Development Joint Stock Limited Company
Address: No. 303 West Ke Mao Street, Gong Zhuling, Jilin
Legal Representatives: Chen Wanzhong

Party B: Beijing Origin Seed Joint Stock Limited Company
Addressæ2E201, Zhongguancun Development Building 2nd floor, NO.12 Shangdi Information Road, Haidian District, Beijing
Legal Representatives: Han Gengchen

Party C: Mr. Chen Wanzhong
ID Number: 220319540519041
Addressæ9-17, Keyan Wei, Tiebei Street, Gong Zhuling, Jilin

Party D: Mr. Caizhuo
ID Number: 220319560706081
AddressæNo.6, Xinghua Wei, 2nd Building, Tiebei Street, Gong Zhuling, Jilin

Party E: Mr. Cheng Shouzhi
ID Number: 220319530917043
Addressæ3-11, Min’an Wei, Dongsan Street, Gong Zhuling, Jilin

Party F: Mr. Sheng Jidan
ID Number: 220319600426045
Addressæ9-53, Shuguang Wei, Dongsan Street, Gong Zhuling, Jilin

Party G: Ms. Li Yueying
ID Number: 220319660815082
Addressæ6-12, Keyan Wei, Tiebei Street, Gong Zhuling, Jilin

Party H: Mr. Xu Guoan
ID Number: 220319571002043
Addressæ4-27, Min’an Wei, Dongsan Street, Gong Zhuling, Jilin

Article II Establishment of the Limited Liability Company

2.1	The Company is temporarily named as Jinong High Technology Seed Ltd. (The name to be examined and approved by the registration authority of industry and commerce shall prevail.).

2.2	The registered address of the Company is No.1363, Caiyu Street, Jing Yuetan Tourism development Zone, Changchun, Jinlin.

2.3
The business scope of the Company includes: breeding, production, sales and services of agricultural seeds, economic crops; production, processing, and sales of agricultural fertilizer and pesticide; processing of agricultural by-products; pasture products and livestock products of lawn, flowers, gardening; export of self-manufactured products and related techniques of our company and member enterprises of our company (except those restricted to be operated by companies or prohibited to be exported by the government); import of raw and auxiliary materials, mechanical equipment, apparatus and meters, spare parts and related techniques necessary for the production and scientific research by our company and member enterprises (except those restricted to be operated by companies or prohibited to be exported by the government); processing imported materials by our company and three types of processing plus compensation trades; sale and purchase of grain and oil (direct purchase of corn and paddy in the primary market is not permitted); sale and purchase of livestock products (except the varieties restricted by the government).

2.4	The term of the Company is ____ years.

Article III Registered Capital and Capital Contribution

3.1	The registered capital of the Company is RMB30,000,000. The amount and form of the contribution capital of each Party are as followsæ

Contributor	Contribution Subscribed (RMB)	Form	Proportion
Party A	10,050,000	non-monetary properties	33.5%
Party B	10,050,000	currency	33.5%
Party C	4,500,000	currency	15%
Party D	1,800,000	currency	6%
Party E	1,500,000	currency	5%
Party F	1,500,000	currency	5%
Party G	300,000	currency	1%
Party H	300,000	currency	1%

3.2
The contribution capital in non-monetary properties made by Party A mainly includes the corn seeds legitimately owned by it, and the value of which shall be assessed and evaluated by an evaluation institution approved by all Parties. The detailed list of such non-monetary properties and its related liabilities, its related qualification and title certificates are attached as Annex I.

3.3
It is acknowledged by each party that, whenever the Company is formally set up, all the profits and losses derived from the contribution capital in the non-monetary properties made by Party A as of January 1st 2006 shall be the properties of the New Company, and such properties shall be incorporated into the financial statement of the New Company after its establishment. The relevant business qualification of Party A shall be transferred to the New Company, and Party A shall no longer be engaged in any businesses competing with the New Company.

3.4
It is acknowledged by each party that, each Party shall subscribe its respective capital in a lump sum and in full within 20 days after the execution of this Agreement. The contribution capital in currency shall be deposited in the bank account opened for the Company, and the contribution capital in non-monetary properties shall be transferred to the Company through proper property transfer procedure. All business related to the Company shall be conveyed from Party A to the Company. The Company shall carry on such businesses, go through the necessary procedures for the changes of the principals of the contract, and execute corresponding supplementary agreements. In respect of any credits involved, the consent of the creditors shall be obtained, and in respect of any debts involved, the debtors shall be informed.

3.5
Party A agrees that the new Company has the exclusive right to use and manage the fixed assets and other properties (hereinafter referred to as “affiliated assets” and detailed list is attached as Annex II) of Party A , which is necessary to and closely connected with the operation of the contribution capital in non-monetary properties made by Party A, but not contributed to the New company free of charge during the term of the New Company. The use and maintenance of such affiliated assets shall be at the Company’s expense. In respect of the use of such affiliated assets, Party A and the New Company shall otherwise execute an agreement.

3.6
Party A agrees that the new Company has the exclusive right to use the intangible assets øvarieties rights and trademarks÷of Party A which are not contributed to the New Company free of charge during the term of the Company. Party A and the new Company shall otherwise sign another agreement in respect of the use of such intangible assets.

3.7
After the contribution of each Party has been verified by the legitimate capital verification institution, Party A shall designate persons to go through the establishment registration procedure of the Company with the relevant industry and commerce authority, which is supposed to be completed prior to _____, 2006.

Article IV Rights and Responsibilities

4.1	Each Party has the full authority to enter into this Agreement and to perform its obligation hereunder.

4.2	Each Party enjoys its shareholder’s rights and assumes its shareholder’s responsibilities in proportion to its respective contribution capital, including proportionally sharing profits, risks and losses, and is liable for the Company’s debts to the extent of its respective capital subscribed.

4.3
Each Party shall, in accordance with the provisions of this Agreement, timely perform its obligation of contribution in full, shall be the legitimate owner of its respective contribution capital , and shall warrant that its respective contribution capital is free from any security, any contingent liabilities and any other potential liabilities, as well as any dispute, arbitration or litigation against such contribution capital, and that such contribution capital is not subject to any other privileged or similar rights.

4.4	After the establishment of the Company, each Party shall not withdraw its contribution capital, and shall assign it in accordance with the Articles of Association.

4.5	Each Party shall warrant that it has not signed any contract or agreement conflicting with this Agreement, and will not assign the rights and liabilities thereunder to any third party.

4.6	Each Party agrees to take all necessary actions to sign and obtain all legal documents necessary to implement this Agreement, and to cooperate for timely registration of the Company.

Article V Organizational Structure

5.1	The shareholders’ meeting is the Company's authority. Any adoption of a resolution by the shareholder meeting requires affirmative votes by shareholders representing two-thirds of the voting rights.

5.2
The Company shall set up a board of directors, which shall be composed of 5 directors. Party A and Party B have the right to nominate 2 candidates respectively, and the other Parties jointly nominate 1 candidate. The chairman of the board shall be nominated by Party C and shall be an elected director; one vice-chairman shall be nominated by Party B and shall be an elected director.

5.3	The Company shall have one general manager who shall be nominated by Party B, and 5 deputy general managers nominated by Party A, B and C.

5.4
The Company shall set up a board of supervisors, which shall be composed of 3 supervisors. Party A and Party B have the right to nominate 1 candidate respectively, and the other Parties jointly nominate 1 candidate.

Article VI Liabilities for Breach

6.1
Each Party shall strictly comply with this Agreement, and any non-observance of any provisions herein shall constitute a breach. The observant Party has right to terminate this Agreement and claim compensation for all its economic losses arising from such breach, but the compensation shall not exceed the possible losses of the other Parties caused by such breach which has been foreseen or ought to foreseen when the breaching-party enters into this Agreement.

6.2
Any Party, who fails to fully subscribe its capital in accordance with Article III therein, shall, from the first month after the due date, pay liquidated damages which equals to 5‰ of its payable contribution capital for each overdue month. If the contribution capital is overdue for 3 months, besides paying such aggregative liquid damages, the observant Party is entitled to terminate this Agreement and claim compensation against the breaching Party.

Article VII Force Majeure

7.1
“Force Majeure” shall mean any event, occurring after the execution date of this Agreement, which are beyond the control of or unforeseeable to the Parties to this Agreement, or can not be avoided although it is foreseeable, and which prevent total or partial performance by either of the parties. Such events shall include but not limited to acts of God, war, policy adjustment, changes of laws, and other significant events or emergencies.

7.2
If any Party is prevented from performing its obligation hereunder as a result of the occurrence of an event of force majeure, such Party shall notify the other Parties without any delay in the most convenient way within fifteen (15) days after the occurrence of such event and shall specify in detail the event of force majeure in the written notice. Under these circumstances, the affected Party shall be obliged to take all reasonable steps to eliminate the impact of the event of force majeure and minimize the losses caused to other Parties. The Parties shall, on the basis of the impact of the event on the implementation of this Agreement, determine whether or not to terminate or postpone this Agreement, or partly or totally exempt the affected Party from its liabilities herein.

Article VIII Dispute Settlement and Applicable Law

8.1
Any dispute arising from or in connection with this Agreement shall be settled through friendly consultations. If such consultation fails, any Party may submit the dispute to a competent court for litigation. Except for the matter in dispute, all Parties shall continue to perform the other provisions of this Agreement during the resolution of such dispute(s).

8.2	The execution, validity, interpretation, performance and the dispute settlement in connection with this Agreement shall be governed by the laws of PRC.

Article IX Effectiveness

9.1	This Agreement shall become effective upon the execution by the legal representative of each Party and principals or their authorized representatives.

Article X Confidentiality

10.1
The Parties shall strictly maintain the confidentiality of the consultation, execution course and provisions of this Agreement, as well as all information, documents, data etc. of the other sides obtained during the performance of this Agreement (collectively referred to as “the Confidential Information”). Unless it is compulsory provided by laws, regulations or government, any Party shall not, in the form of act or omission, disclose the Confidential Information to the third party other than the persons with the right to know including persons or professional consultants etc. participating in the share transfer

Article XI Variation, Termination and Amendment

11.1
Any variation to this Agreement shall be made through consultations and come into force only after a written amendment has been signed by all Parties. This Agreement shall remain effective, if the amendment cannot be reached. Without confirmation and execution of each Party, any amendment, interpretation or waive to any provision herein is invalid.

11.2	Based on consultations between each Party, this Agreement may be terminated in writing by each Party.

11.3	Each Party may execute supplementary agreements in respect of the matters related to this Agreement and it shall have the same legal effects as this Agreement.

Article XII Miscellaneous

12.1
This Agreement is the entire agreement between the Parties hereto regarding the subject matter hereof,, and constitutes the manifestation of unanimous intention of all Parties together with any appendix. This Agreement shall supersede any prior oral or written intention, communication, understanding and so forth in respect of any proposed transaction hereof made before the execution date of this Agreement. The Articles of Association made in accordance with this Agreement shall be deemed to be part of this Agreement, and if there is any conflict between them, this Agreement shall prevail or the Articles of Association may be amended in accordance with this Agreement.

12.2	The headings of the sections have been added for convenience only and shall not affect the meaning nor be interoperated this Agreement.

12.3
This Agreement shall be made in Chinese in 6 originals, and each Party holds one. Each Party may sign a counterpart of this Agreement, and each counterpart shall have the same legal effects as the originals.

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